UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 10, 2024	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our TWSE MOPS filings on May 10, 2024.

Date of announcement: 2024/05/10

Subject: Because the Company’s securities reached the threshold for publication set by TWSE, Company discloses relevant financial information for investors’ reference.

Date of events: 2024/05/10

To which item it meets: Article 4, Paragraph 1, Item 51 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of occurrence of the event: 2024/05/10
2.
Cause of occurrence: The Company received notification from Taiwan Stock Exchange Co., Ltd.
3.
Financial and business information:

Period	Month		Quarter		Recent 4 quarter accumulation
Account	Previous month March 2024 (unaudited)	YoY%	Previous quarter 2024Q1 (Review)	YoY%	2023Q2~2024Q1 (Audit/Review)
Revenue (million)	1,933	5.2%	5,419	17.7%	22,170
Net profit before tax (million)	238	-3.2%	519	126.9%	2,559
Profit attributable to owners of parent (million)	200	-15.0%	438	116.4%	2,129
EPS (unit:NT$)	0.28	-15.2%	0.60	114.3%	2.93

4.
Any matters regarding to ”Taiwan stock exchange corporation procedure for verification and disclosure of material information of companies with listed securities” article 4 that need to be specified: None
5.
Any matters regarding to ”Taiwan stock exchange corporation procedure for verification and disclosure of material information of companies with listed securities” article 11 that need to be specified: None
6.
Please inquiry the items of financial Information on the website of MOPS, and the paths as follow:
(1)
Current sales revenue/income(loss): Summaries>Financial Information applicable after adopting IFRSs
(2)
Historic sales revenue per month: Operating Statements>Monthly Sales Revenue> Statement of Sales Revenue (after adopting IFRSs)
(3)
Historic income or loss (audited/reviewed by the CPA): Financial Statements> FINANCIAL STATEMENT after adopting IFRSs>Balance Sheet/Income Statement
(4)
Historic income or loss (self-assessed): Operating Statements>Self-assessed income or loss:
7.
Any other matters that need to be specified: None